NO ACT

10
1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010772

March 17, 2010

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: Safeway Inc.
Incoming letter dated January 11, 2010

Dear Ms. Wilkinson:

This is in response to your letters dated January 11, 2010 and February 16, 2010 concerning the shareholder proposal submitted to Safeway by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

March 17, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 11, 2010

The proposal urges the board of directors to adopt principles for national and international action to stop global warming based upon the principles specified in the proposal.

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. In addition, in our view, Safeway has not demonstrated objectively that any factual statements in the proposal are materially false or misleading. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, as the proposal does not require the company to implement the specified principles. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Safeway's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

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February 16, 2010

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2010 Annual Meeting: Omission of Shareholder Proposal by AFL-CIO Reserve Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing this letter in response to a letter submitted to the staff of the Securities and Exchange Commission (the "Staff") by the AFL-CIO Reserve Fund (the "Proponent"), dated February 4, 2010. The Proponent's February 4, 2010 letter responds to Safeway's letter dated January 11, 2010 in which it asks the Staff to not recommend action if Safeway excludes the Proponent's stockholder proposal under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from its proxy materials for its 2010 annual stockholders meeting (the "2010 Proxy Materials"). A copy of the Proponent's proposal sent to Safeway on November 17, 2009 (the "Proposal"), Safeway's January 11, 2010 letter and the Proponent's February 4, 2010 letter are attached hereto as Exhibit A.

As an initial matter, we would like to express our disappointment that we did not receive our required copy of the Proponent's February 4 letter until Friday, February 12, 2010. We believe this jeopardized Safeway's ability to prepare a thorough and timely response letter. We note that the Proponent's copy of Safeway's January 11, 2010 letter was sent to the Proponent on January 11, 2010 via certified mail and we would have expected the Proponent to afford Safeway the same courtesy.

The Proposal reads:

RESOLVED: The shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.

2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.

3. Ensure that states and localities continue their pioneering efforts to address global warming.

4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

   - Keep consumers whole as our nation transitions to clean energy;
   - Invest in clean energy technologies and energy efficiency measures;
   - Assist states, localities and tribes in addressing and adapting to global warming impacts;
   - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
   - Support efforts to conserve wildlife and natural systems threatened by global warming; and
   - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Safeway disagrees with the Proponent's characterization of the Proposal under Rule 14a-8 as a "mere request for the Board to adopt its own principles" as the Board sees fit. Indeed, the pertinent language of the Proposal reads as follows: "The shareholders . . . urge the Board . . . to adopt principles for national and international action to stop global warming, based upon the following six principles." The Proposal goes on to specify exactly which principles the Board must follow to implement the Proposal. Indeed, if the Proposal "requests nothing more" than the adoption of principles on climate change, why has the Proponent included six, very detailed and specific principles in its Proposal? If, as the Proponent states, "[t]here is literally no language in the Proposal that asks or requires anything other than the adoption of principles on climate change," what is the purpose of the six principles? Why did the Proponent include those principles if not to mandate that the Company pattern a policy on climate change on those principles? Indeed, the principles are drafted using definitive, affirmative verbs such as "ensure", "reduce" and "invest", rather than verbs conveying optional actions such as "suggest", should" and "attempt." The Proponent certainly had the option of drafting the Proposal differently to make clear its intent with respect to the Proposal - it has taken great pains to convey the supposed intent in its February 4 letter. Instead, the Proposal is vague and misleading. As stated in Safeway's January 11, 2010 letter, if the Proposal is not excluded from the 2010 Proxy Materials, Safeway's stockholders will be asked to vote on a Proposal whose exact meaning and implications cannot be ascertained from its language.

Nowhere in the Proposal does it state or even imply that the Proponent intended that management and the Board have the discretion to craft a policy on environmental responsibility that is appropriate for Safeway. The fact that Safeway interpreted the Proposal entirely differently from what the Proponent claims was intended is further support for Safeway's position stated in its January 11, 2010 letter – that the Proposal is vague and therefore misleading under Rule 14a-9 of the Exchange Act. If Safeway's management, Board members and advisors are not able to discern the intent of the Proposal, how can Safeway's stockholders be expected to interpret the Proposal and what they would be asked to vote upon?

If, however, Safeway were to assume *arguendo* that the Proposal clearly conveys the interpretation the Proponent suggests, Safeway should be able to exclude the Proposal under rule 14a-8(i)(10) of the Exchange Act as Safeway has substantially implemented the Proposal. If, as the Proponent suggests, Safeway "is free to implement the Proposal by adopting whatever principles for climate change it deems are in the Company's best interest," Safeway believes its policies and principles regarding global warming and other matters of environmental responsibility reflect the actions that Safeway, as a business organization with responsibilities to its stockholders, customers and employees, may properly take to help combat climate change.

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Release No. 34-20091 (August 16, 1983).

As stated by the Commission in regard to the predecessor to Rule 14a-8(i)(10), the general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson,* February 17, 2006); *Exxon Mobil Corporation* (March 18, 2004) and *Xcel Energy, Inc.* (February 17, 2004); *The Talbots, Inc.* (April 5, 2002); *AMR Corp.* (April 17, 2000); *Masco Corp.* (March 29, 1999); *Erie Indemnity Co.* (March 15, 1999); and *Nordstrom, Inc.* (February 8, 1995). *See also Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *PG&E Corp.* (March 6, 2008); *The Dow Chemical Co.* (March 5, 2008); and *Johnson & Johnson* (February 22, 2008), where, in each instance, the Staff concurred that the registrant could exclude under Rule 14a-8(i)(10) a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives. As reflected by the *Masco Corp.* letter cited above, differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the Proponent's underlying concern.

If Safeway interprets the Proposal as the Proponent suggests, Safeway believes it may exclude the Proposal because, as discussed below, it has already substantially implemented the objectives sought by the Proponent through its adoption of various policies and principles on global warming and other matters of environmental responsibility. As the Proponent repeatedly asserts in its February 4 letter, the Proposal "merely asks the Board to adopt its own principles on climate change." Safeway has done that and more. Safeway's guiding principle on environmental responsibility is "balancing the sustainability of business and environment." Safeway's core set of initiatives in support of this guiding principle are set out in its 2008 Corporate Social Responsibility Report under "Planet" and can be found on Safeway's website at www.safeway.com/csr. This section of Safeway's printed 2008 Corporate Social Responsibility Report is attached hereto as Exhibit B.[1] These initiatives address important matters such as recycling, greenhouse gas reduction and energy efficiency, environmental sustainability and waste reduction.

In furtherance of Safeway's guiding principle, Safeway has implemented various energy efficiency initiatives to reduce its direct carbon footprint and to help its employees and customers reduce their carbon footprints, including:

- Launched a comprehensive, long-term Greenhouse Gas and Sustainability Initiative

[1] Safeway anticipates that its updated 2009 Corporate Social Responsibility Report will be finalized and posted at www.safeway.com/csr soon.

- Became the first retailer to join the California Climate Action Registry, California's only official greenhouse gas registry
- Planning the installation of two fuel cells in Santa Cruz, California
- Opening 46 bio-diesel fuel stations in Washington, Oregon, Arizona and California
- Developed an employee solar power system purchase program

In August 2006, Safeway became the first and only retailer to join the Chicago Climate Exchange ("CCX"), making a voluntary but legally-binding commitment to reduce greenhouse gas emissions by 6% over four years. This is equivalent to removing 860 million pounds of carbon dioxide from the atmosphere or planting 325,000 acres of trees. Safeway also diverted more than 500,000 tons of recyclable materials from the waste stream. In California, Safeway recycles 85% of its stores' solid waste.

In keeping with its commitment to leadership in energy efficiency, Safeway has purchased or generated 94 million kilowatt-hours of renewable energy, enough to power all of Safeway's fuel stations, its Pleasanton headquarters, and all of its San Francisco, California, and Boulder, Colorado stores, making Safeway the seventh largest retail purchaser of renewable energy in the country. Safeway has 18 completed solar stores in California with four new sites under development and is looking for opportunities to expand the program to Hawaii, Arizona, Colorado and Oregon.

Safeway has established a number of energy efficiency programs that include employee education to spread awareness of environmental issues and combat carbon emissions. It developed a sustainable new construction process using the portfolio program of the United States Green Building Council Leadership in Energy and Environmental Design ("LEED") that will become a standard for new construction design for Safeway and potentially other grocery retailers in the future. Last year, it opened its first LEED certified store in Santa Cruz, California. The store is designed to be powered by efficient, clean burning fuel cells and solar power and does not use chlorofluorocarbons, hydrochlorofluorocarbons or Halon refrigerants in its HVAC refrigeration system. Safeway's Energy Management System Monitoring and Set Point Verification effort is a continuous project to improve all stores' energy operations. The goal is to achieve increased energy efficiency by replacing less efficient equipment, converting in-store lighting, upgrading refrigeration systems and retrofitting freezers, among other energy-saving efforts.

In addition to its external programs, Safeway has developed numerous internal initiatives that encourage and assist its employees to reduce carbon emissions. Safeway created an employee networking Green Team that educates employees on how they can be environmentally responsible at home and in their communities. Safeway also implemented an employee education and awareness program around greenhouse gas reduction and sustainability supported by a "green" intranet page. It created the "Power to Save" energy conservation program, where monthly energy tips are delivered to all stores via internal televised media to educate employees on energy conservation behavior and store operation tips. Through an agreement with a renewable energy business, employees are able to purchase wind energy at a discount to offset their carbon emissions, turning their home and personal travels carbon neutral.

Safeway's commitment to environmental responsibility is apparent throughout its business operations and includes its fleet of delivery trucks and its relationship with its delivery partners. It partnered with the Environmental Protection Agency's SmartWay Transport program, which commits companies to maximize the fuel efficiency of trucking fleets. In connection with this partnership, Safeway uses EPA-transport approved devices such as low rolling resistance tires, air deflectors and extended life oil filters. Safeway's fleet also uses Nitrogen in its tires rather than compressed air, which increases miles per gallon and extends the life of the tire. Safeway's truck fleet exceeds the compliance thresholds of the California Air Resource Board, a department of the California EPA. Safeway also announced recently that it will require all of its third party carriers to become EPA SmartWay Transport partners within approximately the next 12 to 15 months.

For years, Safeway has been recognized for its social and environmental commitment and efforts, including the following awards in 2005 through 2009: *IEA/CMTA/CICC Environmental Responsibility & Sustainability Award, Breathe California Clean Air Award, San Francisco Bay Region Metropolitan Transportation Commission Award*, presented for Safeway's Greenhouse Gas Reduction Initiative, *San Francisco Business Times Green Business Awards, California Governor's Environmental and Economic Leadership Award for Climate Change, California Flex Your Power Award for Energy Conservation, City of Pasadena Outstanding Recycler Award, Waste Reduction Award Program Awards*, presented by the California Waste Management Board for Safeway's efforts to recycle and reduce solid waste, *City of San Diego Recycler of the Year Award,* and *EPA Green Power Purchaser of the Year Award*, presented for Safeway's leadership in purchasing wind energy to power a range of different stores and fuel stations in the United States.

A combination of the efforts of all of Safeway's measures shows that Safeway is currently reducing its carbon footprint by well over 500,000 metric tons of CO2 per year. In 2007, Safeway passed its first CCX audit by reducing its carbon footprint 10% compared to its legally binding threshold of 1.5%. In the years since, Safeway has continued to exceed carbon reduction thresholds with its external environmental efforts, internal programs and fleet initiatives.

As is demonstrated by the foregoing and by Safeway's Corporate Social Responsibility Report, Safeway has adopted and works continually to implement principles that are based on the concepts that the six principles included in the Proposal reflect. And Safeway is committed to the ongoing monitoring, refinement and expansion of its programs addressing matters of environmental responsibility. If, as the Proponent suggests, the Proposal does not specify the principles the Board must adopt, the Board should have great discretion to determine its own principles that suit Safeway. Safeway has adopted its current principles for environmental responsibility after careful consideration and with due regard to the actions that Safeway, as a business organization with responsibilities to its stockholders, customers and employees, may properly take to help combat climate change. As a consequence, Safeway does not expect that it would adopt any new principles in addition to its existing policies and principles with regard to carbon emissions and climate change if the Proposal were to be adopted. Accordingly, in addition to the reasons set out in its letter dated January 11, 2010, if Safeway interprets the Proposal as the Proponent suggests it should, Safeway believes that it may exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by Safeway.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8 of the Exchange Act. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2010 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Robert E. McGarrah, Jr.
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

Exhibit A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 17, 2009

To: Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.

Fax: 925-467-3231

From: Daniel Pedrotty

Pages: _4_ (including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2009

Sent by FAX and UPS Next Day Air

Mr. Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588-3229

Dear Mr. Gordon:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Safeway Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 415 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Principles to Stop Global Warming

RESOLVED: The Shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.

2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.

3. Ensure that states and localities continue their pioneering efforts to address global warming.

4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Supporting Statement

The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped.

The President has warned that, "the threat from climate change is serious, it is urgent, and it is growing. Our generation's response to this challenge will be judged by history, for if we fail

to meet it—boldly, swiftly, and together—we risk consigning future generations to an irreversible catastrophe." [Speech to G-20, 9/22/2009.]

Leading companies, including Alcoa, Apple, Caterpillar, Deere, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming.

Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming.

We urge you to vote FOR this proposal.

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

January 11, 2010

File No.: 014029-0366

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2010 Annual Meeting: Omission of Shareholder Proposal by AFL-CIO Reserve Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Daniel F. Pedrotty, on behalf of the AFL-CIO Reserve Fund (together, the "Proponent"), submitted the proposal and his supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j) and guidance found in Staff Legal Bulletin No. 14D, we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission") not fewer than 80 days before Safeway intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter, together with enclosures, is being mailed to the Proponent to notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2010 Proxy Materials. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Safeway pursuant to Rule 14a-8(k).

I. THE PROPOSAL

On November 17, 2009, Safeway received a letter from the Proponent via facsimile that contains the following proposal:

> RESOLVED: The Shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:
>
> 1. Reduce emissions to levels guided by science to avoid dangerous global warming.
>
> 2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
>
> 3. Ensure that states and localities continue their pioneering efforts to address global warming.
>
> 4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
>
> 5. Use revenues from the carbon market to:
>
>   - Keep consumers whole as our nation transitions to clean energy;
>   - Invest in clean energy technologies and energy efficiency measures;
>   - Assist states, localities and tribes in addressing and adapting to global warming impacts;
>   - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
>   - Support efforts to conserve wildlife and natural systems threatened by global warming; and
>   - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2010 Proxy Materials.

II. BASES FOR EXCLUSION

Safeway believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal; and
- Rule 14a-8(c) because the Proposal consists of multiple proposals.

III. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Staff applied this view in a series of no-action letters that permitted the exclusion of proposals requesting preparation by companies of a sustainability report based on environmental, social and economic guidelines published by the Global Reporting Initiative ("GRI"). In *The Kroger Co.* (Mar. 19, 2004), the Staff concurred that the proposal could be excluded because the guidelines for the sustainability report were "so vague that they [did] not provide adequate

---

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

guidance as to what information a company should gather and disclose." The Staff agreed with Smithfield Foods that the company could exclude a similar sustainability report proposal because the "lack of specificity [in the guidelines] makes it impossible for the [c]ompany to know how it should attempt to comply with the will of the shareholders if they were to approve the [p]roposal." *Smithfield Foods, Inc.* (Jul. 18, 2003). The Staff sanctioned ConAgra Food's exclusion of a similar sustainability report proposal where it did "not inform stockholders of what the company would be required to do if the proposal were approved." *ConAgra Foods, Inc.* (Jul. 1, 2004). *See also Dean Foods Company* (Feb. 25, 2004); *Terex Corp.* (Mar. 1, 2004); *Lowe's Companies, Inc.* (Mar. 3, 2004); *The Ryland Group, Inc.* (Jan. 19, 2005); and *Albertson's, Inc.* (Mar. 5, 2004) (each permitting exclusion of proposals requesting sustainability reports based on GRI guidelines because the guidelines were vague and indefinite). In each of the instances cited above, the proponents requested that the companies follow the vague and misleading guidelines published by GRI in the actual proposals themselves and not in the related supporting statements.

The Staff has also concurred with exclusion of proposals that request implementation of principles that are not substantially described to shareholders. In *Kohl's Corporation* (Mar. 13, 2001), the Staff agreed that exclusion of a proposal that called for Kohl's to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities was proper because the proposal failed "to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the [c]ompany to take." *See also H.J. Heinz Company* (May 24, 2001), *TJX Companies, Inc.* (Mar. 14, 2001), *Revlon, Inc.* (Mar. 13, 2001), and *McDonald's Corporation* (Mar. 13, 2001). In *Alcoa, Inc.* (Dec. 24, 2002), the Staff agreed that a proposal was excludable as vague and misleading because it requested Alcoa to commit to the "full implementation of [a set of] human rights standards" and a program to monitor compliance with such standards but failed "to adequately summarize the obligations and requirements that would be imposed on the [c]ompany by these principles."

Similarly, the Proposal in this case requests that the Board of Directors of Safeway (the "Board") "adopt principles for national and international action to stop global warming" based on six vague and indefinite principles (as more fully described below). There are numerous interpretations of the six principles, and the Proposal gives no indication of what Safeway should do to specifically comply with the principles. Moreover, the Proposal fails to describe the six principles in enough depth or with enough specificity to allow the shareholders to understand what they are being asked to consider. If the Proposal is not excluded from the 2010 Proxy Materials, shareholders will be asked to vote on a proposal whose exact meaning and implications cannot be ascertained from its language. If the Proposal is approved by the shareholders, the Board will be unable to determine with any reasonable certainty what action or measures the Proposal requires the Board take to adopt the six principles. No matter what action the Board takes, it will not know if it is complying with the intent of the shareholders. Accordingly, actions ultimately taken by the Board to implement the Proposal could differ significantly from those actions contemplated by each shareholder in voting on the Proposal.

1. The First Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following first principle: "[r]educe emissions to levels guided by science to avoid dangerous global warming." The information needed for shareholders to vote on and the Board to implement this principle is not clear to a reasonable degree of certainty. There is much debate within the scientific community as to the extent human activity increases concentrations of greenhouse gases in the atmosphere. Shareholders voting on this proposal will have various expectations regarding what they are voting on and how the Board will go about implementing it. Consequently, if the Proposal is approved, the Board will have difficulty determining what course to take to implement this principle. How does the Board determine what level of emissions science determines is a permissible level? How should the Board determine which scientist's view to follow? How should the Board determine what action or actions to take to reduce emissions? Given the lack of scientific consensus about the extent of human influence on global warming, each shareholder may interpret this principle differently. Thus, if the Proposal is approved, it will be impossible for the Board to know each shareholder's intent in voting for the Proposal and to implement this principle in a way that captures each shareholder's understanding of the Proposal.

2. The Second Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following second principle: "[s]et short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets." This principle does not provide adequate guidance as to how the Board should determine what would be a "certain and enforceable" short- and long-term emission target. As stated above, members of the scientific community do not agree on the amount of influence human activity has on levels of carbon emissions in the atmosphere. Thus, it will be difficult for the Board to determine exactly how to set emissions targets that are certain and enforceable. How often should the Board review the climate science? How should the Board decide which scientist's view is the correct one to follow? How does the Board know when it is necessary to adjust the emissions targets to meet an emission reduction target? What is this unnamed emission reduction target that the Board should be adjusting Safeway's targets to meet? Some shareholders that voted for the Proposal may have one idea as to how and at what levels these emissions targets should be set, while other shareholders may have an entirely different idea as to appropriate emissions targets and levels. The action taken by the Board to implement this principle could be, and likely would be, significantly different from the action envisioned by shareholders voting on the Proposal.

3. The Third Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following third principle: "[e]nsure that states and localities continue their pioneering efforts to address global warming." This principle is too vague and indefinite to inform shareholders of what the Board would be required to do if the

Proposal were approved. Does the principle require the Board to lobby the various state and city legislatures to adopt legislation that addresses global warming? Or must the Board lobby the federal government in Washington, D.C. to pass legislation that applies to the country as a whole? Or can Safeway ensure that global warming efforts are continued in states and localities by a different action entirely? If so, what is this action? Because this principle is so vague and indefinite, some shareholders may vote on the Proposal thinking this principle requires a certain action by the Board, while others may vote thinking the Proposal requires a completely different Board action. Without more specific direction to cure the ambiguity in this principle, the Board will lack the information necessary to properly implement the intent of each of the shareholders if the Proposal is approved.

4. The Fourth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following fourth principle: "[e]stablish a transparent and accountable market-based system that efficiently reduces carbon emissions." The Proposal offers no guidance as to how Safeway should establish a market-based system and on which specific market this system should be based. Is the Board being asked to establish a world-wide market that reduces carbon emissions? Or a national market? The language of the principle seems to imply at least one of these, as the Proposal asks for national and international action. However, if this is, in fact, the correct interpretation of the Proposal's request, establishing a transparent and accountable market-based system to reduce carbon emissions is more appropriately a job for the federal government. Alternatively, is the Proposal merely asking Safeway to lobby the federal government to create such a system? Or is the Proposal requesting the Board to set up a Safeway-based system? Without more information, shareholders will have difficulty understanding on what they are voting, and, if the Proposal is approved, the Board will not be able to determine with certainty what shareholders think the Proposal requires.

5. The Fifth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following fifth principle: "[u]se revenues from the carbon market to: [k]eep consumers whole as our nation transitions to clean energy; [i]nvest in clean energy technologies and energy efficiency measures; [a]ssist states, localities and tribes in addressing and adapting to global warming impacts; [a]ssist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy; [s]upport efforts to conserve wildlife and natural systems threatened by global warming; and [w]ork with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming." The scope of this principle, which appears to be six principles bundled into one, is so broad and would encompass so many scenarios and situations around the nation and world that shareholders will not be able to determine with any reasonable degree of certainty exactly what they are being asked to approve. If approved, the Board will not be able to determine what further action it should take to implement these principles. Indeed, how can the Board use revenues from the carbon market to accomplish these principles when it does not have any control over these revenues? Is the Proposal instead asking Safeway to lobby around the world to pass laws that require companies in the carbon market to use their revenues to contribute to these principles? The ambiguity of this principle and how the principle should be effected will create confusion among shareholders voting on the Proposal. If the Proposal is approved, significant questions will arise as to how the Board should implement it.

6. The Sixth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following sixth principle: "[e]nsure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming." A shareholder voting on the Proposal would not know what, how, and to whom Safeway will provide incentives if the Proposal is approved. Is this principle requesting that Safeway provide incentives to other countries? To what countries should Safeway provide incentives? What incentives should Safeway provide? How should Safeway provide these incentives? What is a "fair share" of international effort to combat global warming? What level of incentives should Safeway provide to ensure that countries contribute their fair share? Two different shareholders voting for the Proposal may reasonably think that they are voting for two very different things. If the Proposal is approved, the Board will not know how to implement the Proposal because it will be unclear what the Proposal is actually asking for and what the shareholders actually approved.

The Proposal requests that the Board adopt global warming principles "based upon" these six vague and indefinite principles, but it does not provide the Board any guidance as to how strictly it must follow its interpretation of the principles. How should the Board interpret "based upon"? Should the Board strictly adhere to the listed principles or are they merely a suggestion that is meant to informally guide the Board's action? Does the Proposal require the Board to adopt principles of business methods that achieve each of these principles or merely request the Board to adopt a policy that Safeway is in favor of each of these principles? Even if the Board were to determine how strictly to follow the six principles, it would have no way to know if it were following the intent of the shareholders. Since the principles themselves are vague and indefinite, the Proposal requesting Safeway to adopt principles "based upon" them is also impermissibly vague and indefinite. In the absence of any unambiguous guidance in the Proposal, Safeway cannot determine with reasonable certainty what actions or measures the Proposal requires.

7. The Supporting Statement

Rule 14a-8(i)(3) applies to the supporting statement of a shareholder proposal as well as the language of the proposal itself. Accordingly, even if the Staff determines that the Proposal is not sufficiently vague and indefinite to justify exclusion under Rule 14a-8(i)(3), the supporting statement can be excluded if it is materially false or misleading in violation of Rule 14a-9. Here, the statement the Proponent presents in support of the Proposal contains unverified factual assertions and opinions. The Staff has concluded that statements which fail to appropriately document assertions of fact are excludable as false or misleading. *See Weyerhauser Company*

(Jan. 21, 2003) (instructing the proponent to recast or provide factual support in the form of a citation for statements made in a proposal regarding declassification of the board); *Sysco Corp.* (Sept. 4, 2002) (instructing the proponent to provide factual support in the form of citations to specific sources); *Sabre Holdings Co.* (Mar. 18, 2002) (instructing the proponent to, among other things, "revise the reference to 'The Corporate Library website' to provide an accurate citation to the source"); and Staff Legal Bulletin No. 14 (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). The supporting statement of the Proposal contains the following undocumented factual assertions and opinions:[2]

- "The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped."
- "Leading companies, including Alcoa, Apple, Caterpillar, Deer, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming."
- "Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming."

The above assertions seemingly rely upon authorities but do not provide reference for factual verification. Furthermore, these assertions may be disputed or countered by debating authorities. Without specific identification of the sources for each of the foregoing statements or acknowledgment that it is a statement of the Proponent's opinion, the assertions are misleading and excludable in their entirety under Rule 14a-8(i)(3).

Because the Proposal is substantially vague and indefinite, it is almost certain that Safeway and its shareholders, and each individual shareholder, would interpret the Proposal differently and would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted. It is very possible that a shareholder voting in favor of the Proposal, who believes one scientific view about global warming, would not have voted in favor of the Proposal if it, in fact, requires the Board to follow another scientific view. If the Proposal is included in the 2010 Proxy Materials and approved by the shareholders, the actions taken by Safeway to implement the Proposal could be, and very likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

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[2] Please see Exhibit A for an exact copy of the Proposal and Supporting Statement.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9.

B. Assuming, *arguendo*, that the Proposal is deemed not to be materially false or misleading, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." Assuming the Proposal is indeed asking the shareholders to approve and the Board to implement, among other things, a market-based system to reduce carbon emissions, a national and international lobbying effort, and a system to use revenues from the carbon market to support and invest in various global warming issues, Safeway lacks the power or authority to implement the Proposal. The Staff has repeatedly agreed that a proposal is excludable under Rule 14a-8(i)(6) when a company cannot guarantee that it can produce the results requested in the proposal. *Intel Corp.* (Feb. 7, 2005); *General Electric Co.* (Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Archon Corp.* (Mar. 16, 2003) (concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria); *Hometown Bancorp, Inc.* (Mar. 3, 2009) (concurring with exclusion of a proposal requesting the company to list its stock on the NASDAQ where the company does not satisfy the listing standards).

Similarly, Safeway cannot guarantee that it can produce the results requested in the Proposal. It is beyond Safeway's powers to implement "a transparent and accountable market-based system that efficiently reduces carbon emissions" because this is outside the scope of Safeway's management functions. This is more appropriately a job for the federal government, foreign governments and international agencies. Even if Safeway were to attempt to create such a market-based system, it could not guarantee that it could accomplish this, because as one business in a global economy, Safeway has no power to create a market system on its own, especially a national or global market as the principle seems to request. It is also outside Safeway's management functions to engage in a national and international lobbying effort. Likewise, Safeway has no power or authority to "[u]se revenues from the carbon market" to support and invest in various global warming initiatives. Safeway cannot demand that another business use its revenues to accomplish various global warming initiatives. These businesses have their own power and authority to use their revenues as they wish. Finally, implementation of the Proposal requires resolution of scientific issues, many of which are currently debated, regarding whether various activities or circumstances result in global warming. The Proposal, if adopted, would seem to require Safeway to undertake a large-scale research project of apparent world-wide dimensions, an unfeasible, if not impossible, task for the Safeway Board and management, and one that is certainly outside the scope of Safeway's management functions.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal.

C. The Proposal may be excluded because it consists of multiple proposals in violation of Rule 14a-8(c).

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal. *See, e.g., AmerInst Insurance Group, Ltd.* (Apr. 3, 2007) (multi-part proposal to remove voting rights from certain shares, discontinue funding of certain initiatives, sell a particular business venture and replace monies invested in such venture exceeded the one proposal limitation); *Compuware Corp.* (Jul. 3, 2003) (proposals to have CEO reimburse the company for life insurance premiums, use competitive bidding for printing contracts, terminate promotional contracts, have the CEO devote 100% of his time to increasing sales and profitability, and make more frequent press releases and 8-K filings were excludable because the proponent exceeded the one proposal limitation). Further, the Staff has agreed with the exclusion of shareholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., American Electric Power Co., Inc.* (Jan. 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals). Here, the Proponent has attempted to combine at least six different demands into a single proposal, exceeding the one-proposal limitation in Rule 14a-8(c). Each principle listed in the Proposal purportedly requires separate and distinct actions by the Board, ranging from engaging in lobbying efforts to creating a market to reduce carbon emissions to providing incentives to other countries to combat global warming. These are very different actions that are not closely related or essential to a single, well-defined unifying concept. A shareholder might well wish to vote differently as to each of these distinct proposals, but would be unable to do so if they were allowed to be treated as one proposal. Since the Proponent has submitted multiple proposals under the guise of a single submission, the Proposal is excludable under Rule 14a-8(c).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal because the Proposal consists of more than one proposal in violation of Rule 14a-8(c).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2010 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Daniel F. Pedrotty
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

EXHIBIT A



Facsimile Transmittal

Date: November 17, 2009

To: Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.

Fax: 925-467-3231

From: Daniel Pedrotty

Pages: 4 (including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2009

Sent by FAX and UPS Next Day Air

Mr. Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588-3229

Dear Mr. Gordon:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Safeway Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 415 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Principles to Stop Global Warming

RESOLVED: The Shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
5. Use revenues from the carbon market to:
    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.
6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Supporting Statement

The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped.

The President has warned that, "the threat from climate change is serious, it is urgent, and it is growing. Our generation's response to this challenge will be judged by history, for if we fail

to meet it—boldly, swiftly, and together—we risk consigning future generations to an irreversible catastrophe." [Speech to G-20, 9/22/2009.]

Leading companies, including Alcoa, Apple, Caterpillar, Deere, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming.

Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming.

We urge you to vote FOR this proposal.

SAFEWAY

November 23, 2009

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO
815 16th Street, NW
Washington, D.C. 20006

Re: AFL-CIO Reserve Fund Stockholder Proposal

Dear Mr. Pedrotty:

We received your letter on behalf of the AFL-CIO Reserve Fund (the "Fund") submitting a proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders. Your letter indicates that the Fund is the beneficial owner of 415 shares of Safeway's voting common stock and has held the shares for over one year. The AFL-CIO Reserve Fund does not appear in the Company's records as a stockholder, and we have not received from the Fund the appropriate verification of ownership of Safeway Inc. shares. As such, the Fund's proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time a stockholder submits its proposal it must prove its eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the stockholder submitted the proposal, it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date it submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and
- the stockholder's written statement that it intends to continue holding the shares through the date of the Company's annual or special meeting.

In order for the Fund's proposal to be properly submitted, the Fund must provide us with the proper written evidence that it meets the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), the Fund must transmit its response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year ;ibility period begins. If you have filed one of these documents with the SEC, you may dem-trate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular reholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly)rts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment com-ies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that nit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual :ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly ɔduled annual meeting, the deadline is a reasonable time before the company begins to print and 1 its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the ıpany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to mit a proposal by the company's properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with ıpy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to im-:ment the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's linary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership the company's board of directors or analogous governing body or a procedure for such nomi-ion or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the posal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously sub-ted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as ther proposal or proposals that has or have been previously included in the company's proxy terials within the preceding 5 calendar years, a company may exclude it from its proxy terials for any meeting held within 3 calendar years of the last time it was included if the posal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or re previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock idends.

(j) Question 10: What procedures must the company follow if it intends to exclude my posal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons ı the Commission no later than 80 calendar days before it files its definitive proxy statement and n of proxy with the Commission. The company must simultaneously provide you with a copy of its mission. The Commission staff may permit the company to make its submission later than 80 days re the company files its definitive proxy statement and form of proxy, if the company demonstrates d cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which ıld, if possible, refer to the most recent applicable authority, such as prior Division letters issued er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or ign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.]


AFL

Facsimile Transmittal

Date: Dec. 7, 2009

To: Robert Gordon

Fax: 925-467-3231

From:

Pages: 2 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washingtoll, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

One West Monroe
Illino s 60603-5301
Fax 312/267- 775

AMALGATRUST
A division of Amalgamated Bank of Chicago

18, 2009

Sent by FAX and UPS Next Day Air

Mr. Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.
5918 Road
Pleasanton, 94588-3229

Dear Mr. Gordon:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 415 of common stock (the "Shares") of Inc. beneficially by the AFL-CIO Reserve Fund. The held by AmalgaTrust at the Depository Company in participant account *** FISMA & OMB Memorandum M-07-16 *** The AFL-CIO Fund has the Shares for over one year and continues to hold the Shares as of the date set forth above.

If you have questions this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Office of Investment

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Safeway, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Safeway, Inc. ("Safeway" or the "Company"), by letter dated January 11, 2010, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Safeway urges:

the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

   - Keep consumers whole as our nation transitions to clean energy;
   - Invest in clean energy technologies and energy efficiency measures;
   - Assist states, localities and tribes in addressing and adapting to global warming impacts;
   - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
   - Support efforts to conserve wildlife and natural systems threatened by global warming; and
   - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Safeway's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company wrongly claims:

- the Proposal is materially false or misleading, and is therefore excludable pursuant to Rule 14a-8(i)(3) and Rule 14a-9;

- Safeway is without the power or the authority to implement the Proposal and may therefore exclude the Proposal pursuant to Rule 14a-8(i)(6); and

- the Proposal actually consists of multiple proposals and may be excluded pursuant to Rule 14a-8(c).

The Proposal is a shareholder request to Safeway's Board of Directors to adopt principles for the Company on the significant public policy issue of climate change. The Proposal suggests principles for the Board to consider as a basis for the adoption of Safeway's own principles, but it does not require adoption of the principles offered in the Proposal. Consequently, it meets the requirements of Rule 14a-8 and belongs on Safeway's proxy for the 2010 annual meeting of shareholders.

II. The Proposal merely asks the Board to adopt principles to deal with climate change. It neither calls for a report, nor does it require the Company to implement the principles suggested as the basis for Safeway's own principles for climate change, leaving these issues to management's discretion. It is not, therefore, in violation of Rule 14a-8(i)(3).

Safeway's argument to exclude the Proposal as materially false or misleading is based upon the erroneous assumption that the Proposal would require the Board of Directors to either report to the shareholders on the Company's climate change activities, or implement the principles that are suggested in the Proposal as the basis for the adoption of Safeway's own principles for climate change. Each of the assumptions is demonstrably false.

What the Proposal urges, and what other leading companies that have received this very same Proposal are doing, is for Safeway's Board of Directors to adopt Company principles to deal with climate change. Exxon Mobil, Lowe's and Best Buy, for example, each received this same Proposal as Safeway. Each is in dialogue with the Proponent or has reached an agreement with Proponent to adopt climate change principles for the company.

The Proposal urges Safeway's Board to come up with its own set of principles that would be based upon the six principles spelled out in the Proposal. There is no attempt to dictate what the principles should be. There is no attempt to require the Company to report on the principles. There is no attempt to require the Company to implement principles suggested in the Proposal. The only request contained in the Proposal is for the Board of Directors to adopt principles on the significant public policy issue of climate change.

The Company, however, cites numerous Staff decisions on proposals that would have required companies to report on or implement proposals. Safeway cites *The Kroger Company* (March 19, 2004), in support of is argument to exclude the Proposal, yet the proposal in *Kroger* asked the Board to report on its implementation of the Global Reporting Initiative. The Proposal before Safeway merely asks the Board to adopt its own principles on climate change.

Indeed, in *SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34 (January 13, 2010), a proposal requesting that the board prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change, survived Sun Trust's request for a Letter of No-Action pursuant to Rule 14a-8(i)(3). The proposal in *SunTrust Banks* specifically referred to the Global Reporting Initiative, as the basis for the sustainability report requested in the proposal.

Similarly, a request to exclude a proposal calling for company adoption of principles for health reform was denied in *The Boeing Company*, 2008 SEC No-Act. LEXIS 139 (February 5, 2008). In *Boeing*, the company argued that the proposal should be excluded because it was so inherently vague and indefinite as to be misleading, with the result that neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented. The Staff rejected Boeing's request to exclude the proposal pursuant to Rule 14a-8(i)(3). While the Proposal before Safeway calls for the adoption of principles for climate change, it is akin to the proposal in *Boeing* because it merely requests the Company to adopt its own principles on a significant public policy issue.

The climate change issue is, without question, a significant public policy issue. On January 27, 2010, the Commission voted to provide public companies with interpretive guidance on existing SEC disclosure requirements as they apply to business or legal developments relating to the issue of climate change. According to SEC Release 2010-15:

> The relevant rules cover a company's risk factors, business description, legal proceedings, and management discussion and analysis.
>
> "We are not opining on whether the world's climate is changing, at what pace it might be changing, or due to what causes. Nothing that the Commission does today should be construed as weighing in on those topics," said SEC Chairman Mary Schapiro. "Today's guidance will help to ensure that our disclosure rules are consistently applied."

Similarly, the Proposal before Safeway does not require the Company to adopt the suggested principles described in the Proposal. The Company, like Exxon Mobil, for example, is free to implement the Proposal by adopting whatever principles for climate change it deems are in the Company's best interest.

III. The Proposal asks but one thing, and nothing more, namely, for Safeway's Board of Directors to adopt principles on climate change. It may not be excluded pursuant to Rule 14a-8(i)(6).

The Company next argues that the Proposal is "asking the shareholders to approve and the Board to implement, among other things, a market-based system to reduce carbon emissions, a national and international lobbying effort, and a system to use revenues from the carbon market to support and invest in various global warming issues."

The plain language of the Proposal, however, clearly states that it "urge[s] the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles...." (Emphasis added) It does not ask the Board to implement a market-based system to reduce carbon emissions or anything else. It merely asks the Board to adopt principles on the significant public policy issue of climate change. There is literally no language in the Proposal that asks or requires anything other than the adoption of principles on climate change.

It is certainly within the power of Safeway's Board of Directors to adopt principles on climate change. The Proposal requests nothing more.

IV. The Proposal is a request to the Safeway Board of Directors to adopt a comprehensive set of principles on climate change, based upon the principles suggested. They are in no way multiple proposals.

The Company's assertion that the Proposal before Safeway is, in reality, "multiple proposals in violation of Rule 14a-8(c)," is in error. The plain language of the Proposal merely asks Safeway's Board of Directors to adopt principles dealing with the significant public policy issue of climate change. It does not ask Safeway to implement each of the principles, nor does it ask for a report on the Company's implementation of the principles.

The Company misconstrues the Proposal as a list of tasks that the Board must undertake. Nowhere in the Proposal is there any language requiring the Board to do anything other than adopt principles for climate change.

V. Conclusion

Safeway has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and it provides the Board of Directors with but one finite task: adopting principles for the Company on the significant public policy issue of climate change. The Proposal may not be excluded under Rule 14a-8(i)(3).

The Proposal asks but one thing, and nothing more, namely, for Safeway's Board of Directors to adopt principles on climate change. It may not be excluded pursuant to Rule 14a-8(i)(6).

The plain language of the Proposal clearly demonstrates that it merely asks the Board of Directors to adopt principles on climate change. It does nothing more. It may not be excluded pursuant to Rule 14a-8(c).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Kimberly L. Wilkinson, Latham & Watkins LLP

Exhibit B



SAFEWAY®

The HEART of Safeway

2008 Corporate Social Responsibility Report

PLANET

Safeway has adopted a meaningful relationship with the planet by promoting its growth through the thoughtful use of our natural resources.

Safeway has adopted a guiding principle that promotes growth through the thoughtful use of our natural resources. Our company is focused on a core set of initiatives that make sense for both the planet and our business. Our recycling efforts date back nearly 50 years. We are pioneering greenhouse gas reduction and retrofitting stores with energy-efficient lighting and heating systems. We are off to a good start with waste reduction in our packaging, and we are leading the way on a broad range of green and sustainable fronts.

Ingredients for life. SAFEWAY

First retailer to join
Chicago Climate Exchange

50 years of **recycling**

14 **solar** projects completed

Leader in **animal welfare** practices



Wind Power
90 million kWh

By harnessing the power of renewable wind energy, Safeway reduced our carbon footprint by more than 142 million pounds of CO_2.

Animal Welfare
12 cage free egg brands

This includes regional and national cage free brands. Animal welfare is a Safeway priority. We have developed a set of scientifically valid best practices to help ensure that farm animals are treated humanely.



Plastics
8,946 tons

Our retail and support facilities divert solid waste from landfills into recycled products.

Composting
94,028 tons

Participating stores collect compostable material that we send to a composting site, where they are turned into soil amendment products.

Food Waste
45,501 tons

This includes food production waste at our supply plants, such as bread, dairy products and cooking oils. These materials are recycled into products such as animal feed and biodiesel fuel.


LED Lighting Used in Exterior Signage
SAFEWAY
Energy-Efficient Lighting & Motion control
Our recycling programs diverted a total of 510,938 tons of material.
SAFEWAY

Safeway's environmental philosophy starts from the ground up, including the buildings we occupy.

Safeway is one of the largest retail users of renewable energy in the United States.

We completed 14 solar projects in California, like this rooftop in Dublin, California, and have nine new store solar projects under development.

Greenhouse Gas Reduction

Harnessing renewable and sustainable energy will play a pivotal role in the long-term health of our planet. Safeway is doing its part, and we are proud of our progress. For example, Safeway was the first retailer to join the Chicago Climate Exchange. In doing so, we made a legally binding commitment to reduce our carbon footprint by 6% below our baseline over four years beginning in 2007. We recently completed our first independent audit and successfully reduced our carbon footprint by 11%, far surpassing our legal requirements.

Other highlights include:

- Safeway is one of the **largest** retail user of renewable energy in the United States according to the EPA.
- We completed **14 solar projects** in California, which will help remove more than 10 million pounds of carbon dioxide from the air and have nine new projects under development.
- We remove over **100,000 tons** of carbon dioxide emissions annually through procurement of electricity from high-efficiency generators.

Santa Cruz Store

Opening in the summer of 2009, Safeway's Santa Cruz, California, store will shape the future of green in retail grocery. Being built from the ground up with sustainability in mind, this store is proof that sustainable innovation at Safeway knows no limits. Company developers chose an urban brownfield with ample access to public transportation. The construction materials are those with specified recycled content, much of which was sourced regionally. After the construction is complete, Safeway will apply to the United States Green Building Council (USGBC) for Leadership in Energy and Environmental Design (LEED) certification. LEED is a third-party certification program and a nationally recognized benchmark for the design, construction and operation of environmentally friendly buildings.

Some additional features of the Santa Cruz store will include:

- Water efficiency features, including landscape and internal water reduction systems.
- A photovoltaic solar panel system will cover a majority of the roof surface and will serve 20% of the building's energy load. A Fuel Cell will be installed on site to serve an additional 20% of the building's total energy load.
- The store does not use CFCs, HCFCs or Halon refrigerants in the HVAC refrigeration or fire suppression systems.
- Indoor pollutants will be isolated and have been designed to exit the building through ducts without disturbing the air quality for customers and employees.
- Use of low-toxic materials, including paint, adhesives, sealants, coatings and particle board products.


1960
Safeway begins recycling corrugated cardboard waste years before other grocers.
1970
Safeway pioneers aluminum recycling in our industry, helping divert solid waste away from landfills.

Building Design
From the produce we harvest to the buildings we occupy, Safeway's environmental philosophy starts from the ground up. Every store, distribution center and supply plant will have an impact on the earth beneath it, and we take great pride in our efforts to minimize our potential environmental impacts. Environmental assessments are performed for every real estate purchase, sale or lease to understand and minimize any adverse effect on the environment.

By implementing an array of sustainable features into the design and construction of our structures, Safeway has achieved dramatic results in reducing our energy costs and greenhouse gas emissions. Our corporate construction and design department has developed a sustainable construction process using the USGBC LEED portfolio program as a benchmark for improving our buildings' environmental footprint. As a result of these initiatives and the ongoing focus in this area, benefits have been realized in reduced energy usage and reduced product waste.

"Safeway's environmental leadership is a shining example of how businesses can adapt and become a major player in the fight against global warming."

California Lieutenant Governor
John Garamendi.

Recycling
Safeway has been a major recycler for nearly 50 years and supports the global drive towards Zero Waste business practices. We began recycling cardboard years before other U.S. grocers and pioneered aluminum recycling in the industry. Today, Safeway's retail and support facilities are part of a comprehensive program to divert solid waste from landfills into recycled products. Each of these programs, carried out at stores and distribution centers, redirects waste from landfills back into our economy. This reduces the cost of waste hauling and disposal and the negative carbon footprint associated with these activities. It also helps municipalities reach mandated reductions in solid waste. In California, where Zero Waste is a goal, each of Safeway's stores typically diverts over 85% of its materials from landfill disposal – well above the current state-mandated goal of 50%.

In recognition of our material reduction efforts at our stores, distribution centers and corporate headquarters in California, Safeway received the WRAP Award (Waste Reduction Award Program) in 2008 from the California Integrated Waste Management Board.

The combined programs diverted a total of 510,938 tons of materials:

- Corrugated Cardboard Recycling: 294,214 tons
- Plastics Recycling: 8,946 tons
- Composting: 94,028 tons
- Food Waste: 45,501 tons
- Miscellaneous Recycled Materials: 68,249 tons

| 1981

Company creates one of the largest, most successful composting programs for produce trimmings and other food waste.

| 1990

Safeway announces a "dolphin safe" tuna policy and pledges to only purchase packaged and fresh tuna from dolphin safe sources.

Packaging

Our dedication to waste reduction is evident in our commitment to efficient packaging. At Safeway, we are devoted to continuous improvement in packaging design for our products. Consumption of natural resources is at an all-time high, and disposal space in landfills is limited. At our manufacturing plants, we look for ways to reduce the amount of packaging and shipping materials used in Safeway-branded products, while ensuring the freshness and quality you've come to expect from us.

In 2008, we:

- Reduced the amount of packaging we use on a range of dairy products.
- Reduced freight by making our own water bottles and ice cream containers in our plants versus trucking them from packaging suppliers.
- Increased our use of reusable distribution packaging, such as tote bins for Safeway.com and our distribution centers' restocking of general merchandise, personal care and liquor items.
- Increased our commitment to reusable bags, which we began providing in 2007. Since that time, we have been proud to grow this retail category over 300%. This commitment to the environment and communities where we operate has helped our shoppers keep plastic bags out of the landfill and reduce the reliance on paper bags, which would have otherwise been used while shopping.
- Reduced the need for virgin plastic in our supply chain. Our reusable grocery bags are 100% recyclable and are manufactured with recycled polypropylene plastic, which helps build the worldwide recycling infrastructure.
- Voluntarily stopped selling baby bottles containing Bisphenol A (BPA) and will continue to monitor alternatives to its use in other products.

Reusable Bags

Safeway's commitment to reducing all single-use disposable carryout bags, including paper and plastic, is an important part of our commitment to environmental sustainability. Safeway is one of the first major grocers to offer reusable bags on a large scale. While most reusable bags are neither fashionable nor functional, we designed our reusable bags so that they are both. Safeway offers an array of reusable bags that are fashionable, functional and socially responsible.

Safeway and Shopping Bags – The Facts:

- We recycle millions of plastic shopping bags each year by providing plastic bag recycling bins at stores.
- We distribute fewer paper and plastic bags to our customers thanks to a company-wide initiative and training program to "bag efficiently."


SAFEWAY
Ingredients for life.


2006
The U.S. Environmental Protection Agency (EPA) credits Safeway with being the fourth largest retail purchaser of renewable wind energy.
2007
Safeway launches a new solar power initiative, signaling our commitment to reducing our carbon footprint.

Seafood Sustainability

Addressing the ever-growing concern over the health and welfare of world seafood populations, Safeway has adopted a far-reaching sustainability policy to help ensure this food source is enjoyed for generations to come.

Our seafood sustainability policy focuses on four key areas:

- An internal sustainable seafood task force will focus on ways to build seafood sales while ensuring that we are purchasing product from sustainable sources.
- Safeway will actively communicate its seafood sustainability program to its seafood suppliers. As an important first step, the company will require current and potential suppliers to complete a detailed sourcing assessment.
- Safeway will be developing a comprehensive program to ensure employees at the purchasing and selling level understand Safeway's seafood sustainability policies and programs. The company will further require this same employee segment to understand Safeway's broader approach to sustainability and social responsibility.
- The company will leverage many of the same channels that earned us our reputation for providing our customers with information on issues such as nutrition, food safety and preparation.

Animal Welfare

Safeway is proud to be an industry leader in animal welfare. We believe animals should be raised, transported and processed using procedures that are clean, safe and free from cruelty, abuse or neglect. Diligently partnering with independent animal welfare experts, Safeway utilizes industry best practices, ensuring that farm animals are treated humanely at every step from farm to market. Safeway's dedication to animal welfare includes an audit program conducted by a rotating team of internal and independent auditors. Since 2001, Safeway has maintained a professional association with a number of well-recognized experts in animal welfare. The company's Animal Welfare Council is composed of both Safeway experts and a number of animal welfare scientists from top universities, including Colorado State University and the University of California, Davis. The Council's broad mandate is to provide guidance and counsel to the company on matters relating to the humane treatment of animals in the food production system.

The following are policies we have adopted to help ensure animal welfare:

- We give buying preference to poultry suppliers that use, or agree to switch to, controlled atmosphere stunning, a more humane processing method than conventional methods.
- We give buying preference to pork producers that are phasing out gestation stalls used to confine sows. Moreover, we have pledged to incrementally increase our purchases from these suppliers.
- We are increasing our assortment of cage-free eggs. During 2007, we launched our own private-label cage-free eggs under the Lucerne® brand. In addition, we are giving buying preference to egg producers that are phasing out battery-cage confinement systems for laying hens.

| 2007

Safeway is the first retailer to join the Chicago Climate Exchange and the California Climate Action Registry. The company announces plans to reduce its carbon footprint.

| 2008


WRAP
WASTE REDUCTION AWARDS PROGRAM
2008 WINNER

Safeway is awarded the Waste Reduction Award Program (WRAP) award from the California Integrated Waste Management Board.

Corporate Social Responsibility

The accomplishments listed on the preceding pages reflect the continued efforts our company has made along our journey towards truly sustainable business practices. They are the result of initiatives we are continuously refining, partnerships we continue to develop and the communities we continue to embrace. In future reports, we look forward to highlighting even greater achievements and more innovative solutions, emphasizing environmentally harmonious improvements in other aspects of the grocery business that relate to sustainability, profitability, and the heart of Safeway.




SAFEWAY
Ingredients for life.

This report scorecard reflects our commitment to preserve natural resources.	
Trees preserved for the future	42
Pounds of waterborne waste not created	121
Gallons of wastewater flow saved	17,849
Pounds of solid waste not generated	1,975
Pounds of net greenhouse gases prevented	3,889
British Thermal Units (BTUs) energy not consumed	29,763,600
Pounds of greenhouse gas emissions not generated	1,974


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Safeway Inc. P.O. Box 99 Pleasanton, CA
94566-0009

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Safeway, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Safeway, Inc. ("Safeway" or the "Company"), by letter dated January 11, 2010, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Safeway urges:

the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Safeway's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company wrongly claims:

- the Proposal is materially false or misleading, and is therefore excludable pursuant to Rule 14a-8(i)(3) and Rule 14a-9;

- Safeway is without the power or the authority to implement the Proposal and may therefore exclude the Proposal pursuant to Rule 14a-8(i)(6); and

- the Proposal actually consists of multiple proposals and may be excluded pursuant to Rule 14a-8(c).

The Proposal is a shareholder request to Safeway's Board of Directors to adopt principles for the Company on the significant public policy issue of climate change. The Proposal suggests principles for the Board to consider as a basis for the adoption of Safeway's own principles, but it does not require adoption of the principles offered in the Proposal. Consequently, it meets the requirements of Rule 14a-8 and belongs on Safeway's proxy for the 2010 annual meeting of shareholders.

II. The Proposal merely asks the Board to adopt principles to deal with climate change. It neither calls for a report, nor does it require the Company to implement the principles suggested as the basis for Safeway's own principles for climate change, leaving these issues to management's discretion. It is not, therefore, in violation of Rule 14a-8(i)(3).

Safeway's argument to exclude the Proposal as materially false or misleading is based upon the erroneous assumption that the Proposal would require the Board of Directors to either report to the shareholders on the Company's climate change activities, or implement the principles that are suggested in the Proposal as the basis for the adoption of Safeway's own principles for climate change. Each of the assumptions is demonstrably false.

What the Proposal urges, and what other leading companies that have received this very same Proposal are doing, is for Safeway's Board of Directors to adopt Company principles to deal with climate change. Exxon Mobil, Lowe's and Best Buy, for example, each received this same Proposal as Safeway. Each is in dialogue with the Proponent or has reached an agreement with Proponent to adopt climate change principles for the company.

The Proposal urges Safeway's Board to come up with its own set of principles that would be based upon the six principles spelled out in the Proposal. There is no attempt to dictate what the principles should be. There is no attempt to require the Company to report on the principles. There is no attempt to require the Company to implement principles suggested in the Proposal. The only request contained in the Proposal is for the Board of Directors to adopt principles on the significant public policy issue of climate change.

The Company, however, cites numerous Staff decisions on proposals that would have required companies to report on or implement proposals. Safeway cites *The Kroger Company* (March 19, 2004), in support of is argument to exclude the Proposal, yet the proposal in *Kroger* asked the Board to report on its implementation of the Global Reporting Initiative. The Proposal before Safeway merely asks the Board to adopt its own principles on climate change.

Indeed, in *SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34 (January 13, 2010), a proposal requesting that the board prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change, survived Sun Trust's request for a Letter of No-Action pursuant to Rule 14a-8(i)(3). The proposal in *SunTrust Banks* specifically referred to the Global Reporting Initiative, as the basis for the sustainability report requested in the proposal.

Similarly, a request to exclude a proposal calling for company adoption of principles for health reform was denied in *The Boeing Company,* 2008 SEC No-Act. LEXIS 139 (February 5, 2008). In *Boeing*, the company argued that the proposal should be excluded because it was so inherently vague and indefinite as to be misleading, with the result that neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented. The Staff rejected Boeing's request to exclude the proposal pursuant to Rule 14a-8(i)(3). While the Proposal before Safeway calls for the adoption of principles for climate change, it is akin to the proposal in *Boeing* because it merely requests the Company to adopt its own principles on a significant public policy issue.

The climate change issue is, without question, a significant public policy issue. On January 27, 2010, the Commission voted to provide public companies with interpretive guidance on existing SEC disclosure requirements as they apply to business or legal developments relating to the issue of climate change. According to SEC Release 2010-15:

> The relevant rules cover a company's risk factors, business description, legal proceedings, and management discussion and analysis.
>
> "We are not opining on whether the world's climate is changing, at what pace it might be changing, or due to what causes. Nothing that the Commission does today should be construed as weighing in on those topics," said SEC Chairman Mary Schapiro. "Today's guidance will help to ensure that our disclosure rules are consistently applied."

Similarly, the Proposal before Safeway does not require the Company to adopt the suggested principles described in the Proposal. The Company, like Exxon Mobil, for example, is free to implement the Proposal by adopting whatever principles for climate change it deems are in the Company's best interest.

III. The Proposal asks but one thing, and nothing more, namely, for Safeway's Board of Directors to adopt principles on climate change. It may not be excluded pursuant to Rule 14a-8(i)(6).

The Company next argues that the Proposal is "asking the shareholders to approve and the Board to implement, among other things, a market-based system to reduce carbon emissions, a national and international lobbying effort, and a system to use revenues from the carbon market to support and invest in various global warming issues."

The plain language of the Proposal, however, clearly states that it "urge[s] the Board of Directors (the "Board") <u>to adopt principles</u> for national and international action to stop global warming, based upon the following six principles…." (Emphasis added) It does not ask the Board to implement a market-based system to reduce carbon emissions or anything else. It merely asks the Board to adopt principles on the significant public policy issue of climate change. There is literally no language in the Proposal that asks or requires anything other than the adoption of principles on climate change.

It is certainly within the power of Safeway's Board of Directors to adopt principles on climate change. The Proposal requests nothing more.

IV. The Proposal is a request to the Safeway Board of Directors to adopt a comprehensive set of principles on climate change, based upon the principles suggested. They are in no way multiple proposals.

The Company's assertion that the Proposal before Safeway is, in reality, "multiple proposals in violation of Rule 14a-8(c)," is in error. The plain language of the Proposal merely asks Safeway's Board of Directors to adopt principles dealing with the significant public policy issue of climate change. It does not ask Safeway to implement each of the principles, nor does it ask for a report on the Company's implementation of the principles.

The Company misconstrues the Proposal as a list of tasks that the Board must undertake. Nowhere in the Proposal is there any language requiring the Board to do anything other than adopt principles for climate change.

V. Conclusion

Safeway has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and it provides the Board of Directors with but one finite task: adopting principles for the Company on the significant public policy issue of climate change. The Proposal may not be excluded under Rule 14a-8(i)(3).

The Proposal asks but one thing, and nothing more, namely, for Safeway's Board of Directors to adopt principles on climate change. It may not be excluded pursuant to Rule 14a-8(i)(6).

The plain language of the Proposal clearly demonstrates that it merely asks the Board of Directors to adopt principles on climate change. It does nothing more. It may not be excluded pursuant to Rule 14a-8(c).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Kimberly L. Wilkinson, Latham & Watkins LLP

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January 11, 2010

File No.: 014029-0366

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2010 Annual Meeting: Omission of Shareholder Proposal by AFL-CIO Reserve Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Daniel F. Pedrotty, on behalf of the AFL-CIO Reserve Fund (together, the "Proponent"), submitted the proposal and his supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j) and guidance found in Staff Legal Bulletin No. 14D, we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission") not fewer than 80 days before Safeway intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter, together with enclosures, is being mailed to the Proponent to notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2010 Proxy Materials. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Safeway pursuant to Rule 14a-8(k).

I. THE PROPOSAL

On November 17, 2009, Safeway received a letter from the Proponent via facsimile that contains the following proposal:

> RESOLVED: The Shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:
>
> 1. Reduce emissions to levels guided by science to avoid dangerous global warming.
> 2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
> 3. Ensure that states and localities continue their pioneering efforts to address global warming.
> 4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
> 5. Use revenues from the carbon market to:
>   - Keep consumers whole as our nation transitions to clean energy;
>   - Invest in clean energy technologies and energy efficiency measures;
>   - Assist states, localities and tribes in addressing and adapting to global warming impacts;
>   - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
>   - Support efforts to conserve wildlife and natural systems threatened by global warming; and
>   - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2010 Proxy Materials.

II. BASES FOR EXCLUSION

Safeway believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal; and
- Rule 14a-8(c) because the Proposal consists of multiple proposals.

III. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Staff applied this view in a series of no-action letters that permitted the exclusion of proposals requesting preparation by companies of a sustainability report based on environmental, social and economic guidelines published by the Global Reporting Initiative ("<u>GRI</u>"). In *The Kroger Co.* (Mar. 19, 2004), the Staff concurred that the proposal could be excluded because the guidelines for the sustainability report were "so vague that they [did] not provide adequate

---

[1] We have attempted to reproduce the proposal as it appears in the original. Please see <u>Exhibit A</u> for an exact copy.

guidance as to what information a company should gather and disclose." The Staff agreed with Smithfield Foods that the company could exclude a similar sustainability report proposal because the "lack of specificity [in the guidelines] makes it impossible for the [c]ompany to know how it should attempt to comply with the will of the shareholders if they were to approve the [p]roposal." *Smithfield Foods, Inc.* (Jul. 18, 2003). The Staff sanctioned ConAgra Food's exclusion of a similar sustainability report proposal where it did "not inform stockholders of what the company would be required to do if the proposal were approved." *ConAgra Foods, Inc.* (Jul. 1, 2004). *See also Dean Foods Company* (Feb. 25, 2004); *Terex Corp.* (Mar. 1, 2004); *Lowe's Companies, Inc.* (Mar. 3, 2004); *The Ryland Group, Inc.* (Jan. 19, 2005); and *Albertson's, Inc.* (Mar. 5, 2004) (each permitting exclusion of proposals requesting sustainability reports based on GRI guidelines because the guidelines were vague and indefinite). In each of the instances cited above, the proponents requested that the companies follow the vague and misleading guidelines published by GRI in the actual proposals themselves and not in the related supporting statements.

The Staff has also concurred with exclusion of proposals that request implementation of principles that are not substantially described to shareholders. In *Kohl's Corporation* (Mar. 13, 2001), the Staff agreed that exclusion of a proposal that called for Kohl's to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities was proper because the proposal failed "to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the [c]ompany to take." *See also H.J. Heinz Company* (May 24, 2001), *TJX Companies, Inc.* (Mar. 14, 2001), *Revlon, Inc.* (Mar. 13, 2001), and *McDonald's Corporation* (Mar. 13, 2001). In *Alcoa, Inc.* (Dec. 24, 2002), the Staff agreed that a proposal was excludable as vague and misleading because it requested Alcoa to commit to the "full implementation of [a set of] human rights standards" and a program to monitor compliance with such standards but failed "to adequately summarize the obligations and requirements that would be imposed on the [c]ompany by these principles."

Similarly, the Proposal in this case requests that the Board of Directors of Safeway (the "Board") "adopt principles for national and international action to stop global warming" based on six vague and indefinite principles (as more fully described below). There are numerous interpretations of the six principles, and the Proposal gives no indication of what Safeway should do to specifically comply with the principles. Moreover, the Proposal fails to describe the six principles in enough depth or with enough specificity to allow the shareholders to understand what they are being asked to consider. If the Proposal is not excluded from the 2010 Proxy Materials, shareholders will be asked to vote on a proposal whose exact meaning and implications cannot be ascertained from its language. If the Proposal is approved by the shareholders, the Board will be unable to determine with any reasonable certainty what action or measures the Proposal requires the Board take to adopt the six principles. No matter what action the Board takes, it will not know if it is complying with the intent of the shareholders. Accordingly, actions ultimately taken by the Board to implement the Proposal could differ significantly from those actions contemplated by each shareholder in voting on the Proposal.

1. The First Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following first principle: "[r]educe emissions to levels guided by science to avoid dangerous global warming." The information needed for shareholders to vote on and the Board to implement this principle is not clear to a reasonable degree of certainty. There is much debate within the scientific community as to the extent human activity increases concentrations of greenhouse gases in the atmosphere. Shareholders voting on this proposal will have various expectations regarding what they are voting on and how the Board will go about implementing it. Consequently, if the Proposal is approved, the Board will have difficulty determining what course to take to implement this principle. How does the Board determine what level of emissions science determines is a permissible level? How should the Board determine which scientist's view to follow? How should the Board determine what action or actions to take to reduce emissions? Given the lack of scientific consensus about the extent of human influence on global warming, each shareholder may interpret this principle differently. Thus, if the Proposal is approved, it will be impossible for the Board to know each shareholder's intent in voting for the Proposal and to implement this principle in a way that captures each shareholder's understanding of the Proposal.

2. The Second Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following second principle: "[s]et short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets." This principle does not provide adequate guidance as to how the Board should determine what would be a "certain and enforceable" short- and long-term emission target. As stated above, members of the scientific community do not agree on the amount of influence human activity has on levels of carbon emissions in the atmosphere. Thus, it will be difficult for the Board to determine exactly how to set emissions targets that are certain and enforceable. How often should the Board review the climate science? How should the Board decide which scientist's view is the correct one to follow? How does the Board know when it is necessary to adjust the emissions targets to meet an emission reduction target? What is this unnamed emission reduction target that the Board should be adjusting Safeway's targets to meet? Some shareholders that voted for the Proposal may have one idea as to how and at what levels these emissions targets should be set, while other shareholders may have an entirely different idea as to appropriate emissions targets and levels. The action taken by the Board to implement this principle could be, and likely would be, significantly different from the action envisioned by shareholders voting on the Proposal.

3. The Third Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following third principle: "[e]nsure that states and localities continue their pioneering efforts to address global warming." This principle is too vague and indefinite to inform shareholders of what the Board would be required to do if the

Proposal were approved. Does the principle require the Board to lobby the various state and city legislatures to adopt legislation that addresses global warming? Or must the Board lobby the federal government in Washington, D.C. to pass legislation that applies to the country as a whole? Or can Safeway ensure that global warming efforts are continued in states and localities by a different action entirely? If so, what is this action? Because this principle is so vague and indefinite, some shareholders may vote on the Proposal thinking this principle requires a certain action by the Board, while others may vote thinking the Proposal requires a completely different Board action. Without more specific direction to cure the ambiguity in this principle, the Board will lack the information necessary to properly implement the intent of each of the shareholders if the Proposal is approved.

4. The Fourth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following fourth principle: "[e]stablish a transparent and accountable market-based system that efficiently reduces carbon emissions." The Proposal offers no guidance as to how Safeway should establish a market-based system and on which specific market this system should be based. Is the Board being asked to establish a world-wide market that reduces carbon emissions? Or a national market? The language of the principle seems to imply at least one of these, as the Proposal asks for national and international action. However, if this is, in fact, the correct interpretation of the Proposal's request, establishing a transparent and accountable market-based system to reduce carbon emissions is more appropriately a job for the federal government. Alternatively, is the Proposal merely asking Safeway to lobby the federal government to create such a system? Or is the Proposal requesting the Board to set up a Safeway-based system? Without more information, shareholders will have difficulty understanding on what they are voting, and, if the Proposal is approved, the Board will not be able to determine with certainty what shareholders think the Proposal requires.

5. The Fifth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following fifth principle: "[u]se revenues from the carbon market to: [k]eep consumers whole as our nation transitions to clean energy; [i]nvest in clean energy technologies and energy efficiency measures; [a]ssist states, localities and tribes in addressing and adapting to global warming impacts; [a]ssist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy; [s]upport efforts to conserve wildlife and natural systems threatened by global warming; and [w]ork with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming." The scope of this principle, which appears to be six principles bundled into one, is so broad and would encompass so many scenarios and situations around the nation and world that shareholders will not be able to determine with any reasonable degree of certainty exactly what they are being asked to approve. If approved, the Board will not be able to determine what further action it should take to implement these principles. Indeed, how can the Board use revenues from the carbon market to accomplish these principles when it does not have any control over these revenues? Is the Proposal instead asking Safeway to lobby around the world to pass laws that require companies in the carbon market to use their revenues to contribute to these principles? The ambiguity of this principle and how the principle should be effected will create confusion among shareholders voting on the Proposal. If the Proposal is approved, significant questions will arise as to how the Board should implement it.

6. The Sixth Principle

The Proponent requests the Board to adopt principles for national and international action to stop global warming based upon the following sixth principle: "[e]nsure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming." A shareholder voting on the Proposal would not know what, how, and to whom Safeway will provide incentives if the Proposal is approved. Is this principle requesting that Safeway provide incentives to other countries? To what countries should Safeway provide incentives? What incentives should Safeway provide? How should Safeway provide these incentives? What is a "fair share" of international effort to combat global warming? What level of incentives should Safeway provide to ensure that countries contribute their fair share? Two different shareholders voting for the Proposal may reasonably think that they are voting for two very different things. If the Proposal is approved, the Board will not know how to implement the Proposal because it will be unclear what the Proposal is actually asking for and what the shareholders actually approved.

The Proposal requests that the Board adopt global warming principles "based upon" these six vague and indefinite principles, but it does not provide the Board any guidance as to how strictly it must follow its interpretation of the principles. How should the Board interpret "based upon"? Should the Board strictly adhere to the listed principles or are they merely a suggestion that is meant to informally guide the Board's action? Does the Proposal require the Board to adopt principles of business methods that achieve each of these principles or merely request the Board to adopt a policy that Safeway is in favor of each of these principles? Even if the Board were to determine how strictly to follow the six principles, it would have no way to know if it were following the intent of the shareholders. Since the principles themselves are vague and indefinite, the Proposal requesting Safeway to adopt principles "based upon" them is also impermissibly vague and indefinite. In the absence of any unambiguous guidance in the Proposal, Safeway cannot determine with reasonable certainty what actions or measures the Proposal requires.

7. The Supporting Statement

Rule 14a-8(i)(3) applies to the supporting statement of a shareholder proposal as well as the language of the proposal itself. Accordingly, even if the Staff determines that the Proposal is not sufficiently vague and indefinite to justify exclusion under Rule 14a-8(i)(3), the supporting statement can be excluded if it is materially false or misleading in violation of Rule 14a-9. Here, the statement the Proponent presents in support of the Proposal contains unverified factual assertions and opinions. The Staff has concluded that statements which fail to appropriately document assertions of fact are excludable as false or misleading. *See Weyerhauser Company*

(Jan. 21, 2003) (instructing the proponent to recast or provide factual support in the form of a citation for statements made in a proposal regarding declassification of the board); *Sysco Corp.* (Sept. 4, 2002) (instructing the proponent to provide factual support in the form of citations to specific sources); *Sabre Holdings Co.* (Mar. 18, 2002) (instructing the proponent to, among other things, "revise the reference to 'The Corporate Library website' to provide an accurate citation to the source"); and Staff Legal Bulletin No. 14 (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). The supporting statement of the Proposal contains the following undocumented factual assertions and opinions:[2]

- "The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped."
- "Leading companies, including Alcoa, Apple, Caterpillar, Deer, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming."
- "Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming."

The above assertions seemingly rely upon authorities but do not provide reference for factual verification. Furthermore, these assertions may be disputed or countered by debating authorities. Without specific identification of the sources for each of the foregoing statements or acknowledgment that it is a statement of the Proponent's opinion, the assertions are misleading and excludable in their entirety under Rule 14a-8(i)(3).

Because the Proposal is substantially vague and indefinite, it is almost certain that Safeway and its shareholders, and each individual shareholder, would interpret the Proposal differently and would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted. It is very possible that a shareholder voting in favor of the Proposal, who believes one scientific view about global warming, would not have voted in favor of the Proposal if it, in fact, requires the Board to follow another scientific view. If the Proposal is included in the 2010 Proxy Materials and approved by the shareholders, the actions taken by Safeway to implement the Proposal could be, and very likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

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[2] Please see Exhibit A for an exact copy of the Proposal and Supporting Statement.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9.

B. Assuming, *arguendo*, that the Proposal is deemed not to be materially false or misleading, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." Assuming the Proposal is indeed asking the shareholders to approve and the Board to implement, among other things, a market-based system to reduce carbon emissions, a national and international lobbying effort, and a system to use revenues from the carbon market to support and invest in various global warming issues, Safeway lacks the power or authority to implement the Proposal. The Staff has repeatedly agreed that a proposal is excludable under Rule 14a-8(i)(6) when a company cannot guarantee that it can produce the results requested in the proposal. *Intel Corp.* (Feb. 7, 2005); *General Electric Co.* (Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Archon Corp.* (Mar. 16, 2003) (concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria); *Hometown Bancorp, Inc.* (Mar. 3, 2009) (concurring with exclusion of a proposal requesting the company to list its stock on the NASDAQ where the company does not satisfy the listing standards).

Similarly, Safeway cannot guarantee that it can produce the results requested in the Proposal. It is beyond Safeway's powers to implement "a transparent and accountable market-based system that efficiently reduces carbon emissions" because this is outside the scope of Safeway's management functions. This is more appropriately a job for the federal government, foreign governments and international agencies. Even if Safeway were to attempt to create such a market-based system, it could not guarantee that it could accomplish this, because as one business in a global economy, Safeway has no power to create a market system on its own, especially a national or global market as the principle seems to request. It is also outside Safeway's management functions to engage in a national and international lobbying effort. Likewise, Safeway has no power or authority to "[u]se revenues from the carbon market" to support and invest in various global warming initiatives. Safeway cannot demand that another business use its revenues to accomplish various global warming initiatives. These businesses have their own power and authority to use their revenues as they wish. Finally, implementation of the Proposal requires resolution of scientific issues, many of which are currently debated, regarding whether various activities or circumstances result in global warming. The Proposal, if adopted, would seem to require Safeway to undertake a large-scale research project of apparent world-wide dimensions, an unfeasible, if not impossible, task for the Safeway Board and management, and one that is certainly outside the scope of Safeway's management functions.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal.

C. The Proposal may be excluded because it consists of multiple proposals in violation of Rule 14a-8(c).

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal. *See, e.g., AmerInst Insurance Group, Ltd.* (Apr. 3, 2007) (multi-part proposal to remove voting rights from certain shares, discontinue funding of certain initiatives, sell a particular business venture and replace monies invested in such venture exceeded the one proposal limitation); *Compuware Corp.* (Jul. 3, 2003) (proposals to have CEO reimburse the company for life insurance premiums, use competitive bidding for printing contracts, terminate promotional contracts, have the CEO devote 100% of his time to increasing sales and profitability, and make more frequent press releases and 8-K filings were excludable because the proponent exceeded the one proposal limitation). Further, the Staff has agreed with the exclusion of shareholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., American Electric Power Co., Inc.* (Jan. 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals). Here, the Proponent has attempted to combine at least six different demands into a single proposal, exceeding the one-proposal limitation in Rule 14a-8(c). Each principle listed in the Proposal purportedly requires separate and distinct actions by the Board, ranging from engaging in lobbying efforts to creating a market to reduce carbon emissions to providing incentives to other countries to combat global warming. These are very different actions that are not closely related or essential to a single, well-defined unifying concept. A shareholder might well wish to vote differently as to each of these distinct proposals, but would be unable to do so if they were allowed to be treated as one proposal. Since the Proponent has submitted multiple proposals under the guise of a single submission, the Proposal is excludable under Rule 14a-8(c).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal because the Proposal consists of more than one proposal in violation of Rule 14a-8(c).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2010 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Daniel F. Pedrotty
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

EXHIBIT A


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 17, 2009

To: Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.

Fax: 925-467-3231

From: Daniel Pedrotty

Pages: _4_(including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2009

Sent by FAX and UPS Next Day Air

Mr. Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588-3229

Dear Mr. Gordon:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Safeway Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 415 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Principles to Stop Global Warming

RESOLVED: The Shareholders of Safeway Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.

2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.

3. Ensure that states and localities continue their pioneering efforts to address global warming.

4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Supporting Statement

The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped.

The President has warned that, "the threat from climate change is serious, it is urgent, and it is growing. Our generation's response to this challenge will be judged by history, for if we fail

to meet it—boldly, swiftly, and together—we risk consigning future generations to an irreversible catastrophe." [Speech to G-20, 9/22/2009.]

Leading companies, including Alcoa, Apple, Caterpillar, Deere, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming.

Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming.

We urge you to vote FOR this proposal.



November 23, 2009

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO
815 16th Street, NW
Washington, D.C. 20006

Re: AFL-CIO Reserve Fund Stockholder Proposal

Dear Mr. Pedrotty:

We received your letter on behalf of the AFL-CIO Reserve Fund (the "Fund") submitting a proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders. Your letter indicates that the Fund is the beneficial owner of 415 shares of Safeway's voting common stock and has held the shares for over one year. The AFL-CIO Reserve Fund does not appear in the Company's records as a stockholder, and we have not received from the Fund the appropriate verification of ownership of Safeway Inc. shares. As such, the Fund's proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time a stockholder submits its proposal it must prove its eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the stockholder submitted the proposal, it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date it submitted the proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and
- the stockholder's written statement that it intends to continue holding the shares through the date of the Company's annual or special meeting.

In order for the Fund's proposal to be properly submitted, the Fund must provide us with the proper written evidence that it meets the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), the Fund must transmit its response to this notice of a

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year ;ibility period begins. If you have filed one of these documents with the SEC, you may dem-trate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular reholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly ›rts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment com-ies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that mit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal :cutive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual :ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly :duled annual meeting, the deadline is a reasonable time before the company begins to print and 1 its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the ıpany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to mit a proposal by the company's properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with ›py under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to im-
·ment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's
linary business operations;

(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership
the company's board of directors or analogous governing body or a procedure for such nomi-
.ion or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the
npany's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the
·posal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously sub-
:ted to the company by another proponent that will be included in the company's proxy materials
the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as
ıther proposal or proposals that has or have been previously included in the company's proxy
terials within the preceding 5 calendar years, a company may exclude it from its proxy
terials for any meeting held within 3 calendar years of the last time it was included if the
posal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously
hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or
re previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock
idends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my
posal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons
ı the Commission no later than 80 calendar days before it files its definitive proxy statement and
n of proxy with the Commission. The company must simultaneously provide you with a copy of its
mission. The Commission staff may permit the company to make its submission later than 80 days
ɔre the company files its definitive proxy statement and form of proxy, if the company demonstrates
d cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which
ıld, if possible, refer to the most recent applicable authority, such as prior Division letters issued
er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or
ign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.]


AFL

Facsimile Transmittal

Date: Dec 7, 2009

To: Robert Gordon

Fax: 925-467-3231

From:

Pages: 2 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washingtol1, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

One West Monroe
Illino s 60603-5301
Fax 312/267- 775

AMALGATRUST
A division of Amalgamated Bank of Chicago

18,2009

Sent by FAX and UPS Next Day Air

Mr. Robert A. Gordon, Senior Vice President,
General Counsel and Secretary
Safeway Inc.
5918 Road
Pleasanton, 94588-3229

Dear Mr. Gordon:

Amalga'Irust, a division of Amalgamated Bank of Chicago, is the record owner of 415 of common stock (the "Shares") of Inc. beneficially by the AFL-CIO Reserve Fund. The held by AmalgaTrust at the Depository Company in participant *** FISMA & OMB Memorandum *** The AFL-CIO Fund has the Shares for over One year and continues to hold the Shares as of the date set forth above.

If you have questions this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Office of Investment